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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING
                                       of

                                    FORM 10-K
                       For Period Ended: November 30, 1997



                            SIRCO INTERNATIONAL CORP.
                            -------------------------
                              (Name of Registrant)



              24 Richmond Hill Avenue, Stamford, Connecticut 06901
              ----------------------------------------------------
                     (Address of Principal Executive Office)



                                     0-4465
                            ------------------------
                            (Commission File Number)




                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

















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
Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

         [X]      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b)      The subject annual report on Form 10-K will be
                           filed on or before the fifteenth calendar day following the prescribed due date; and

         [ ]      (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed period.


               The Company's preparation of its Annual Report on Form 10-K for the fiscal year ended November 30, 1997, has been delayed as the Company is unable to complete its financial statements, and the Company's independent accountants are unable to complete their audit of such financial statements, until such time as the Company receives the audited financial statements of CLEC Holding Corp. ("CLEC" Holding"), from whom the Company acquired 3,000,000 shares of common stock as described in the Company's Current Report on Form 8-K dated October 22, 1997. The Company has been advised by CLEC Holding that the audited financial statements of CLEC Holding will be furnished to the Company on or about March 10, 1998.

               As a result of the foregoing, the Company's Annual Report on Form 10-K for the year ended November 30, 1997, cannot be completed and timely filed without unreasonable effort or expense.



















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
Part IV - Other Information


         (1) Name and telephone number of person to contact in regard to this notification.

              Eric M. Hellige                                     (212) 421-4100
              ------------------------------------------------------------------

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes [X]                   No [ ]


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

                           Yes [X]                   No [ ]



         The Company has experienced a significant change in its results of operations in fiscal 1997 as compared to fiscal 1996. The Company's net loss for fiscal 1997 is approximately $2,668,000, as compared to net income in fiscal 1996 of approximately $622,000. This change in operating results is due to a significant deterioration in net sales for fiscal year 1997, which decreased by approximately $11,738,000 to approximately $16,008,000 as compared to approximately $27,746,000 reported in fiscal 1996. Net sales for the Company's United States and Canadian operations decreased in fiscal 1997 by approximately $6,450,000 and $5,288,000, respectively, from amounts reported in the prior fiscal year. This decline in net sales is primarily attributable to three developments: the Company's loss of the license to sell FILA product (see below) in the United States, effective in June of 1996; the Company's loss of the license to sell Airway product (see below) in Canada, effective December 1996; and a decrease in demand in the United States for the Company's other mature brand names. This decline in sales was partially offset by sales growth in new licenses that were signed in 1996 for the Perry Ellis and Hedgren brand names. Sales per brand name for the two years were as follows:








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
                                                                      Increase/
                                       1997             1996         (Decrease)
                                   -----------      -----------    ------------

Perry Ellis and Hedgren            $ 3,443,000      $   206,000    $  3,237,000
FILA                                         0        8,584,000      (8,584,000)
Airway                                 472,000        5,782,000      (5,310,000)
Other brand names                    6,665,000        8,830,000      (2,165,000)
                                   -----------      -----------    ------------
Total brand names                   10,580,000       23,402,000     (12,822,000)
Unlicensed product                   5,428,000        4,344,000       1,084,000
                                   -----------      -----------    ------------
Total sales                        $16,008,000      $27,746,000    $(11,738,000)


         The Company's gross profit for fiscal 1997 decreased by approximately $4,683,000 to approximately $2,405,000 from approximately $7,088,000 in fiscal 1996, and the gross profit percentage in fiscal 1997 decreased to 15.0% from 25.5% in fiscal 1996. The decrease in gross profit percentage is primarily attributable to the lack of a sufficiently large revenue base over which to spread fixed costs and to a change in product mix. The change in product mix has two components. First, fiscal 1997 sales contained a higher percentage of unlicensed products, which traditionally have a lower gross profit margin, and second, fiscal 1997 sales contained the new brand names of Perry Ellis and Hedgren, as compared to the established brand names of FILA and Airway in fiscal 1996. Established products with brand names are able to demand a higher gross margin than new products with brand names which are vying for shelf space with other new products from competitors.

         SIRCO INTERNATIONAL CORP. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: February 27, 1998                          By: /s/Joel Dupre
                                                     -------------
                                               Name: Joel Dupre
                                              Title: Chairman of the Board
                                                     and Chief Executive Officer


















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